Exhibit 4(c)(xxxi)

Smith & Nephew plc
Building 5, Croxley Park
Hatters Lane
Watford	T: + 44 (0)1923 477 100
Hertfordshire	F: + 44 (0)1923 477 101
WD18 8YE	www.smith-nephew.com

16 February 2021

Mr Roberto Quarta

C/o Smith & Nephew plc

Building 5, Croxley Park

Hatters Lane

Watford

Hertfordshire

WD18 8YE

Dear Roberto,

SMITH & NEPHEW plc (THE "COMPANY") AND YOUR RE-APPOINTMENT AS CHAIR

Following the recommendation of the Nomination & Governance Committee, the Board of the Company (the "Board") confirms that you will remain on the Board as Chair of the Company from 10 April 2021 for a further period of one year or until the close of the 2022 Annual General Meeting. This letter confirms the main terms of your appointment to this office.  It is agreed that this is a contract for services and not a contract of employment.  You should be aware that your re-appointment as a Director will have to be ratified by the Company’s shareholders at the next Annual General Meeting on 14 April 2021 and is subject to the Company’s Articles of Association as amended from time to time.  If there is a conflict between the terms of this letter and the Articles of Association then the Articles shall prevail.

DUTIES

1.  You are already aware how the Board is structured and what authorities are delegated to the Chief Executive Officer and his colleagues.

2.  The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company's affairs.  The Board's role is to:

(a) provide entrepreneurial leadership to the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;

(b) set the Company's strategic aims, ensure that the necessary financial and human resources are in place for the Company to meet its objectives, and review management performance; and

(c) set the Company's values and standards and ensure that its obligations to its shareholders and others are understood and met.

3.  In your role as Director you are required (with the other Non-Executive Directors) to:

(a) constructively challenge and contribute to the development of strategy;

Registered No. 00324357 in England and Wales at the above address

(b) scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;

(c) satisfy yourself that financial information is accurate and that financial controls and systems of risk management are robust and defensible; and

(d) have a prime role in appointing, and where necessary removing, senior management and in succession planning and where required by the relevant policy of the Company from time to time be responsible for determining appropriate levels of remuneration of executive directors.

4.  In your role as Chair, you are additionally required to:

(a) provide coherent leadership of the Company, including, in conjunction with the Chief Executive Officer and Chief Financial Officer, representing the Company to customers, suppliers, governments, shareholders, financial institutions, the media, the community and the public;

(b) ensure the Board continues to maintain and build on the reputation of the Company;

(c) provide leadership to the Board and interface with the Chief Executive Officer;

(d) develop an active, challenging and committed Board and elicit its consensus view;

(e) set the tone, values and ethics of the Board and thereby the Company by upholding the highest standards of integrity and probity;

(f)  ensure good communications between Board meetings and see that the Board receives full and proper information;

(g) ensure that the Board takes responsibility for strategy and key decisions by:

(i)    making sure that it is engaged in setting objectives and assessing strategy; and

(ii)   ensuring that it focuses on key tasks;

(h) keep up the pace and, where appropriate, the pressure by pushing for top corporate performance, taking an independent perspective on management’s performance and ensuring that there is a leadership and organisation;

(i)  guide and appraise the Chief Executive Officer by giving guidance and leadership, assisting in setting strategy and balancing the power and authority of the Chief Executive Officer; and

5.  You will be required to:

(a) exercise relevant powers under the Company's Articles of Association;

(b) perform your duties faithfully, efficiently and diligently and use all reasonable endeavours to promote the interests and reputation of the Company;

(c) serve on various committees of the Board and attend wherever possible all meetings of such committees.  You will be provided with the terms of reference of a committee on your appointment to such a committee;

(d) attend all Annual General Meetings and Extraordinary General Meetings of the Company;

(e) attend wherever possible all meetings of the Board, which normally meets at least six times a year, normally at Croxley Business Park, Watford WD18 8YE or by telephone (at least one to two meetings per year are held at one of the major divisions, and additional Board calls are held between physical meetings);

(f)  attend the Annual Strategy Review, which is usually held in November;

(g) consider all relevant papers in advance of each meeting in order to ensure that you can play a full part in the work of the Board and its committees;

(h) bring independent judgement to bear on issues of strategy, policy, resources, performance and standards of conduct;

(i)  make yourself available (on reasonable notice) to provide ad hoc advice to individual directors of the Company.  We do not envisage that this would take more than three days of your time a year;

(j)  provide guidance and direction in planning, developing and enhancing the future strategic direction of the Company;

(k) share responsibility with the other directors for the effective control of the Company and with the other non-executive directors for the supervision of the executive directors;

(l)  comply with the EU Market Abuse Regulations (MAR) for securities transactions by directors of UK listed companies with any code of conduct relating to securities transactions by directors and specified employees issued by the Company from time to time; and

(m)   comply with the New York Stock Exchange. You will be advised by the Company Secretary where these differ from requirements in the UK.

6.  Overall the Company anticipates that you will need to spend a minimum of 15 days per year fulfilling your duties.  This will include the Board Meetings, Annual General Meetings, one Board away-day each year and Board committee meetings.  In addition you will be expected to spend an appropriate period of time preparing for each meeting and be prepared to be available for additional meetings and business when required.  By accepting this appointment you confirm that you are able to commit sufficient time to the role to meet the Company's expectations.

7.  The Company seeks to adhere to the principles in the UK Corporate Governance Code.  You will be expected to carry out your duties in accordance with the principles set out in these reports, copies of which are available from the Company Secretary.

8.  The performance of the Board and its committees, and of individual directors, is evaluated annually.  At least every third year the performance will be reviewed by an external body.

9.  You shall, in pursuance of your duties hereunder, be entitled to request such information from the Company, its subsidiary undertakings (as defined in section 1162 of the Companies Act 2006 as amended from time to time) or its or their employees, consultants or professional advisers as may be reasonably necessary to enable you to perform your role effectively.  The Company shall use its reasonable endeavours to provide such information promptly.

CONFIDENTIALITY

During the course of your duties you will have access to confidential information belonging to the Company and its subsidiary undertakings (including, but not limited to, details of suppliers, customers, margins, know-how, marketing and other relevant business information).  Unauthorised disclosure of this information could seriously damage the Company. You therefore undertake not to use or disclose such information save in pursuance of your duties or in accordance with any statutory obligation or court or similar order.

Your attention is drawn to the rules relating to the disclosure of price sensitive information.  You must not make any statement or do anything which may be a breach of these rules without prior clearance from the Senior Independent Director or Company Secretary.

OUTSIDE INTERESTS

The agreement of the Senior Independent Director should be sought before you accept any new outside interests which might affect the time you are able to devote to this appointment.

In accordance with the principles set out in the UK Corporate Governance Code you must inform the Company Secretary of any interests which you have, or acquire, which might reasonably be thought to jeopardise your independence from the Company. You should also provide the Company Secretary with any change to your personal details.

During your appointment you must not take up any office or employment with, or have any interest in, any firm or company which is or may be in direct or indirect competition with the Company.

The Board has determined you to be independent, according to the provisions of the UK Corporate Governance Code.

INSURANCE

During your appointment you will be covered by the Company's directors' and officers' liability insurance on the terms in place from time to time.  Details of the policy are available from the Company Secretary.  The Company does not guarantee to maintain this insurance cover after the termination of your appointment, but you will continue to be covered by the policy or any replacement on the same basis as the rest of the Board.

A deed of indemnity is in place between you and the Company.

APPOINTMENT

Your re-appointment will be from 11 April 2021 and is terminable at the will of the parties, subject to an annual review taking into account the need for progressive refreshing of the Board.  The continuation of your appointment depends upon satisfactory performance and re-election at each Annual General Meeting.

All appointments and re-appointments to the Board will be subject to the Company’s Articles of Association.  If you are not re-elected to your position as a director of the Company by the shareholders at any time and for any reason then this appointment shall terminate automatically and with immediate effect.

On termination of the appointment you shall only be entitled to such fees as may have accrued to the date of termination together with reimbursement in the normal way of any expenses properly incurred prior to that date and will be expected to return all company property.

REMUNERATION

The fees are currently £321,484 per annum in cash and £107,161 delivered in shares in August each year (subject to income tax and statutory deductions) and will be reviewed each year.  There is an additional allowance relating to inter-continental travel of £3,500 per trip.

EXPENSES

The Company will reimburse you for any expenses that you may incur properly and reasonably in performing your duties and which are properly documented.  Such expenses would include reasonable legal fees if circumstances should arise in which it was necessary for you to seek separate legal advice about the performance of your duties.  In such a situation, you are required to discuss the issue with the Senior Independent Director in advance.

INDEPENDENT PROFESSIONAL ADVICE

In some circumstances you may think that you need professional advice in the furtherance of your duties as a director.  It may also be appropriate for you to seek advice from independent advisers at the Company's expense.  The Company will reimburse the full cost of any expenditure incurred.

DATA PROTECTION

DP Laws means all applicable data protection and privacy legislation, regulations and guidance as amended or replaced from time to time, including but not limited to the Data Protection Act 2018 (UK) and the General Data Protection Regulation (EU) 2016/679 of the European Parliament and of the Council.

The Company will process personal data (including sensitive personal data) about you, in order to manage the Company’s relationship with you and for the purposes of its business.  The

Company’s “Data Privacy” intranet page provides further detail about how and why your personal data will be used.  By entering into this agreement, you are deemed to have been notified about the purposes for, and manner in which, the Company will use your personal data.  You agree to keep the Company informed of any changes to your personal data.

Notwithstanding that you are appointed as a Non-Executive Director, you agree that you have read and understood the Company’s policies, rules and procedures relating to the processing of personal data or otherwise relating to DP Laws (“DP Policies”) available on the Company’s “Data Privacy” intranet page, and that you will comply at all times with the DP Laws and DP Policies.

THIRD PARTY RIGHTS

The Contracts (Rights of Third Parties) Act 1999 shall not apply to this agreement. No person other than the parties to this agreement shall have any rights under it and it will not be enforceable by any person other than the parties to it.

ENTIRE AGREEMENT

This agreement constitutes the entire and only agreement relating to your re-appointment between you and the Company and shall be construed in accordance with English law.

Any previous agreement or arrangement between you and the Company or any Group company shall be deemed to have been terminated by mutual consent as from the commencement of this re-appointment, including but not limited to our appointment letter dated 28 February 2020.

Please sign and return the enclosed copy of this letter to confirm your agreement to your re-appointment on the above terms.

I look forward to continue working with you in the future.

Yours sincerely

/s/ Susan Swabey
Susan Swabey
Company Secretary

I, Roberto Quarta, agree to the above terms of re-appointment as Chair of Smith & Nephew plc.

Name /s/Roberto Quarta……………………………….

Date 16 February 2021………………………………….